August 2, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Richie

Re:	Safe Pro Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 19, 2024
File No. 333-280599

Ladies and Gentlemen:

This letter is being submitted on behalf of Safe Pro Group Inc. (the “Company”) in response to the comment letter, dated August 1, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed on July 19, 2024 (the “Registration Statement”). On the date hereof, the Company has filed Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, we have repeated each comment prior to the response in italics. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note your revised disclosure in response to prior comment 2 and reissue in part. Please further revise your cover page to disclose that your officers and directors will have the ability to substantially influence all matters submitted to your stockholders for approval and to substantially influence or control your operations, management, and affairs. Also, please revise your prospectus summary to include a discussion of your “controlled company” status, and whether you intend to rely on “controlled company” elections.

RESPONSE: The cover page of the Amended Registration Statement has been amended to include the following disclosure (emphasis added):

United States Securities and Exchange Commission

August 2, 2024

“Upon the closing of this offering, our officers and directors will retain controlling voting power in our company. As a result, our officers and directors will have the ability to substantially influence all matters submitted to our stockholders for approval and to substantially influence or control our operations, management, and affairs. In addition, we will be a “controlled company” under Nasdaq’s rules, although we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the rules of Nasdaq. See “Risk Factors – If we are a ‘controlled company’ under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public stockholders.” for more information.”

In addition, the Company has revised the “Prospectus Summary” section in the Amended Registration Statement to include the following:

“Controlled Company Status

Upon the closing of this offering, our officers and directors will retain controlling voting power in our company. As a result, our officers and directors will have the ability to substantially influence all matters submitted to our stockholders for approval and to substantially influence or control our operations, management, and affairs. In addition, we will be a “controlled company” under Nasdaq’s rules, although we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the rules of Nasdaq. See “Risk Factors – If we are a ‘controlled company’ under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public stockholders.” for more information.”

June and July 2024 Promissory Notes, page II-4

2.	We note your disclosure here and throughout the filing that you entered into a promissory note on July 12, 2024 with “an individual.” In addition, we note that Exhibit 4.3 includes a Promissory Note between the Company and an accredited investor, entered into as of July 11, 2024. Please clarify whether these are the same notes, and, if applicable, revise to refer to the date of the note consistently. Please also identify the “individual” and “accredited investor” with which you entered into the note(s), or provide us with your analysis as to why this is not required,

RESPONSE: The Company confirms the promissory note that was entered into with the individual occurred on July 11, 2024. The Amended Registration Statement has been revised to correct the date of the note and to identify the individual with which the Company entered into the note.

United States Securities and Exchange Commission

August 2, 2024

Selling Stockholders, page Alt-4

3.	We note your revised disclosure in response to prior comment 4. Please revise your disclosure to include additional details regarding the transactions described. Your disclosure should include the dates of the relevant transactions or sales agreements and any consideration received by the company in exchange for the shares.

RESPONSE: The Amended Registration Statement has been amended to include a footnote for each selling stockholder that provides the details of the transactions for which the shares to be offered were acquired.

General

4.	We note that Section 21 of the Certificate of Incorporation (Exhibit 3.1) and Section 7.4 of the Amended and Restated Bylaws (Exhibit 3.2) include exclusive forum provisions. Please revise to add risk factor disclosure related to these provisions, including risks related to increased costs for investors to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. In an appropriate place in your filing, please include disclosure clearly describing the provision, including the relevant forum for litigation, any subject matter jurisdiction carve out, and questions of enforceability.

RESPONSE: The “Risk Factors” section in the Amended Registration Statement has been amended to add the following new risk factor:

“Our certificate of incorporation and bylaws provides that the state and federal courts located in the State of Delaware will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation and bylaws provides that the state and federal courts located in the State of Delaware will be the exclusive forum for the following types of actions or proceedings:

● any derivative action or proceeding brought on our behalf;

● any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders;

● an action asserting a claim arising pursuant to any provision of the DGCL; or

● any action asserting a claim governed by the internal affairs doctrine.

United States Securities and Exchange Commission

August 2, 2024

Notwithstanding the foregoing, the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended. or any claim for which the federal courts have exclusive or concurrent jurisdiction.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation and bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.”

In addition, in the “Description of Securities” section in the Amended Registration Statement the following new section has been included:

“Forum Selection

Our certificate of incorporation and bylaws provides that the state and federal courts located in the State of Delaware will be the exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders; (iii) an action asserting a claim arising pursuant to any provision of the DGCL; or (iv) any action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended. or any claim for which the federal courts have exclusive or concurrent jurisdiction.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation and bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.”

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United States Securities and Exchange Commission

August 2, 2024

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By:	Cavas Pavri

Enclosures

cc:	Daniyel Erdberg, CEO, Safe Pro Group Inc.